DEBORAH BIELICKE EADES SHAREHOLDER 312-609-7661 deades@vedderprice.com

September 7, 2011

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Kieran Brown

Christina DiAngelo

Re:	Nuveen Investment Funds, Inc. (the “Registrant”);

File No. 333-175658

To The Commission:

On behalf of the Registrant, electronically transmitted herewith is Pre-Effective Amendment No. 2 to the Registrant’s Registration Statement on Form N-14 (File No. 333-175658) relating to the issuance of shares in connection with the proposed reorganization (the “Reorganization”) of Nuveen High Yield Bond Fund (“High Yield” or “Acquired Fund”) into Nuveen High Income Bond Fund (“High Income” or “Acquiring Fund”). The Acquiring Fund and Acquired Fund are referred to herein each as a “Fund” and collectively as the “Funds.”

With respect to the Registrant’s initial Registration Statement filed on July 19, 2011, the staff of the Securities and Exchange Commission (“SEC”) provided comments by phone to the undersigned on August 10, 2011. Set forth below are the comments and the Registrant’s responses.

(1)	Comment: Please file new auditor consents in a pre-effective amendment.

Response:    The Registrant’s Pre-Effective Amendment No. 2 includes new auditor consents as exhibits.

(2)	Comment: Please provide the extent of the portfolio turnover that is expected to occur as a result of the Reorganization and estimate capital gains that are expected to be realized as a result of such turnover.

Securities and Exchange Commission

September 7, 2011

Response:    The Registrant has added disclosure regarding the extent of the repositioning that would have occurred if the Reorganization had been consummated as of June 30, 2011.

(3)	Comment: Please include the extent of portfolio turnover in a note to the Pro Forma Financial Information.

Response:    The requested disclosure has been added to Note 4 of the Pro Forma Financials.

(4)	Comment: In the answer to the fourth question in the Q&A section, please elaborate as to what actions the Board may take with respect to the Acquired Fund if the Reorganization is not approved by shareholders.

Response:    The Registrant has increased the referenced disclosure.

(5)	Comment: In the answer to the sixth question in the Q&A section, please revise the answer to indicate that the Reorganization is intended to be a ‘tax-free’ Reorganization and include disclosure regarding capital gains, if any, expected to be realized as a result of the Reorganization. In addition, please add ‘tax-free’ in front of Reorganization in the “Summary-Certain Federal Income Tax Consequences of the Reorganization” section.

Response:    The Registrant has added the requested disclosure.

(6)	Comment: In the Q&A section and the section of the Proxy Statement/Prospectus discussing expenses of the Reorganization, please disclose the length of time estimated for Acquired Fund shareholders to recover the costs of the Reorganization, if the Acquired Fund will ultimately bear expenses of the Reorganization.

Response:    The Registrant has added disclosure regarding the estimated payback period to the Q&A section and “The Proposed Reorganization – Reorganization Expenses” section.

(7)	Comment: Supplements that are incorporated by reference should be limited to those filed through the date of the Proxy Statement/Prospectus or of the Statement of Additional Information, as applicable.

Response:    The Registrant has made the requested change.

Securities and Exchange Commission

September 7, 2011

(8)	Comment: Please confirm the information provided in the hypothetical example for Class B shares of the Acquiring Fund.

Response:    For the information of the staff, the differences are a result of how the aging schedules of the contingent deferred sales charges were applied by the Nuveen legacy funds and FAF legacy funds.

(9)	Comment: Please add disclosure to the introductory paragraph of the hypothetical example for the Acquiring Fund regarding the conversion of Class B shares to Class A shares after 8 years.

Response:    The Registrant added the requested disclosure to the introductory paragraph of the hypothetical example.

(10)	Comment: Please confirm the information in the hypothetical example regarding Class C shares for the one-year period.

Response:    The Registrant confirms that the new information in the hypothetical example regarding Class C shares for the one-year period is correct. For the information of the staff, the policies of the funds provide that the one-year holding period for Class C shares be applied on the day shares are held for one-year. Because the hypothetical example assumes selling shares one-year after purchase the contingent deferred sales charge for holding shares less than one year is not applied.

(11)	Comment: Please provide details as to when the Acquiring Fund’s expense cap was extended and the term of the expense cap.

Response:    In connection with approving the Reorganization, the expense cap for the Acquiring Fund was extended on June 16, 2011 for a term expiring on October 31, 2012. The Expense Limitation Agreement is filed as an exhibit to Pre-Effective Amendment No. 2 (File No. 333-175657) and incorporated by reference in Pre-Effective Amendment No. 2 with respect to the Acquiring Fund.

(12)	Comment: Please revise the capitalization table and pro forma financials to reflect a period ending as of the Acquiring Fund’s fiscal year ended June 30, 2011.

Response:    The Registrant has presented the capitalization table and pro forma financial statements as of June 30, 2011.

(13)	Comment: Please add an adjustments column to the capitalization table.

Securities and Exchange Commission

September 7, 2011

Response:    The Registrant has added an adjustments column to the capitalization table.

(14)	Comment: Please confirm whether Reorganization expenses borne by a Fund will result in a decrease of $0.01 or more of the net asset value per share of any class of that Fund.

Response:    For the information of the staff, the Registrant confirms that Reorganization expenses charged to a Fund will not result in a decrease of $0.01 or more of the net asset value per share of any class of that Fund.

(15)	Comment: Please provide an analysis of which Fund should be considered the accounting survivor.

Response:    The Registrant believes that the Acquiring Fund will be the accounting survivor. Attached hereto as Appendix A is a more detailed analysis.

(16)	Comment: In the “Summary-Distribution, Purchase, Redemption, Exchange of Shares and Dividends” section, please indicate if such policies were the same prior to the FAF transaction, as defined in the Proxy Statement/Prospectus.

Response:    The procedures of the Funds were harmonized in connection with the FAF transaction. Disclosure to this effect has been added to the Proxy Statement/Prospectus.

(17)	Comment: With respect to the Fund’s investment objectives and principal investment strategies, please discuss in more detail the differences in the investment objectives and investment strategies of the Funds.

Response:    The Registrant has added the requested disclosure.

(18)	Comment: Please indicate which derivatives provided in the “Comparison of the Funds – Investment Strategies” section are used as a principal strategy.

Response:    The disclosure provided in the Proxy Statement/Prospectus mirrors the disclosure in the statutory prospectus of the Fund on Form N-1A. The Fund may use derivatives instruments as a principal strategy and the disclosure reflects the types of instruments that the Fund may use.

(19)	Comment: On page 5 regarding the similarity of the Funds portfolio managers, please provide the length of time the portfolio managers have been the same.

Securities and Exchange Commission

September 7, 2011

Response:    The requested disclosure has been added.

(20)	Comment: On page 9 regarding portfolio turnover, please provide the portfolio turnover rate of the Acquiring Fund as of a more recent date.

Response:    Each Fund’s portfolio turnover rate is shown as of its fiscal year end in accordance with the requirement of Form N-14. The Acquiring Fund’s portfolio turnover rate has been updated as of June 30, 2011. In addition, the Registrant has added the Acquired Fund’s portfolio turnover rate for the semi-annual period ended March 31, 2011.

(21)	Comment: In the second paragraph under “Comparison of the Funds-Performance Information,” please remove the reference to the information being intended to help an investor understand the rewards of investing in a fund.

Response:    The requested change has been made.

(22)	Comment: With respect to the annual total return charts provided under “Comparison of the Funds-Performance Information,” please reformat the annual total return charts to show the same scale.

Response:    The annual total return charts have been reformatted to the same scale.

(23)	Comment: Please explain why the Board considered potential benefits to Nuveen Fund Advisors and its affiliates as part of the Board’s deliberations.

Response:    For the information of the staff, the Adviser presented this information to the Board of directors so that Board could consider whether the Reorganization proposal presented any conflicts. This would include an assessment of whether the Adviser may benefit from the proposal.

(24)	Comment: Please discuss whether or not the Board considered a Reorganization with a fund outside of the Nuveen Funds complex.

Response:    The discussion of the considerations of the Board included in the Proxy Statement/Prospectus is based on the written record contained in the minutes. Based on the written record, the Board did not consider a Reorganization with an unaffiliated fund complex. Although we do not represent the Board of directors, we note that it is not typical for a board to consider a merger outside of the fund complex where the performance of the incumbent adviser is favorable and there is a comparable fund within the complex.

Securities and Exchange Commission

September 7, 2011

On or about September 7, 2011, the Registrant will file by letter a request to accelerate the effectiveness of the Registration Statement as of September 9, 2011.

A special meeting of shareholders to consider the proposed Reorganization has been scheduled for October 28, 2011. Accordingly, assuming each Registration Statement is declared effective on or about September 9, 2011, the Registrant plans to mail the proxy materials to shareholders on or about September 13, 2011.

Please direct your questions and/or comments regarding this filing to the undersigned at (312) 609-7661.

Sincerely,

/s/ Deborah Bielicke Eades

Appendix A

NUVEEN HIGH INCOME BOND FUND–

SURVIVING FUND ANALYSIS

Nuveen Fund Advisors, Inc. (“Nuveen Fund Advisors” or the “Adviser”), Nuveen High Income Bond Fund (the “Acquiring Fund”) and Nuveen High Yield Bond Fund (the “Acquired Fund” and collectively with the Acquiring Fund, the “Funds”) believe that the Acquiring Fund is the appropriate survivor of the reorganization of the Funds for the reasons discussed below.1

Investment Advisers; Portfolio Management	Nuveen Fund Advisors has been the Adviser of the Acquired Fund since inception and the Acquiring Fund since January 1, 2011. Nuveen Asset Management, LLC (“Nuveen Asset Management”), an affiliate of Nuveen Fund Advisors, has served as subadviser to each Fund since January 2011. The same portfolio management team currently manages both Funds and will continue to manage the combined fund’s investment portfolio in the same general manner in which it is currently managing the Acquiring Fund. Prior to January 1, 2011, the Acquired Fund had been managed by a different portfolio management team. Accordingly, the Adviser believes that the historical performance of the Acquiring Fund is more indicative of the performance of the surviving fund.
Expense Structures and Expense Ratios	The expense structures of each Fund are similar. The expense structure of the combined fund will be the same as that of the Acquiring Fund, with the exception of a reduction in management fee. If the reorganization is completed, Nuveen Fund Advisors has agreed to a 0.10% reduction in the fund’s management fee at each breakpoint. The expense ratios for the combined fund are expected to be lower than the current expense ratios for the corresponding classes of the Acquired Fund.
Investment Objective, Policies and Restrictions	Although both Funds have similar investment objectives, policies and restrictions, to the extent that there are any differences, the combined fund’s investment objective, policies and restrictions will be those of the Acquiring Fund.
Portfolio Composition	Because the portfolio management team of the surviving fund has managed the Acquiring Fund for several years but has only managed the Acquired Fund since January 1, 2011, the Adviser believes that the Acquiring Fund’s current portfolio is more representative of what the portfolio of the combined fund will be over time.

[1]

See AICPA Accounting and Audit Guide for Investment Companies (factors to determine accounting survivor); see also North American Security Trust (pub. avail. Aug. 5, 1994) (factors to determine survivor for performance purposes).

Asset Size	As of April 30, 2011, the Acquiring Fund had approximately $524 million in assets and the Acquired Fund had approximately $169 million in assets. The significantly larger size of the Acquiring Fund supports the use of the Acquiring Fund as the survivor for accounting and performance reporting purposes.

In terms of the structure of the transaction, the Acquired Fund will contribute all of its assets and liabilities to the Acquiring Fund in exchange for shares of the Acquiring Fund. The Acquired Fund will liquidate following the distribution of the Acquiring Fund shares to its shareholders. An analysis of the NAST Factors is consistent with this structure and result. Specifically, all five NAST Factors indicate that the surviving fund will more closely resemble the Acquiring Fund. In light of the supportive NAST Factors, the Adviser and the Funds believe that the surviving fund will more closely resemble the Acquiring Fund, and the Acquiring Fund is therefore the appropriate survivor of the reorganization.